Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Earnings (Loss)
(in millions of Canadian dollars except per share amounts)

	3 months ended June 30		6 months ended June 30
Unaudited	2022	2021	2022	2021

Revenues (Note 3)	458	619	1,193	1,261
Fuel and purchased power (Note 4)	231	215	469	460
Carbon compliance (Note 4)	9	42	28	92
Gross margin	218	362	696	709
Operations, maintenance and administration (Note 4)	117	148	229	251
Depreciation and amortization	115	123	232	272
Asset impairment charge (reversal) (Note 5)	(24)	16	(66)	45
Taxes, other than income taxes	9	8	17	17
Net other operating income (Note 6)	(20)	(11)	(37)	(21)
Operating income	21	78	321	145
Equity income	2	2	4	4
Finance lease income	6	6	11	13
Net interest expense (Note 7)	(62)	(60)	(129)	(123)
Foreign exchange gain	9	14	11	21
Gain on the sale of assets and other (Note 14)	2	32	2	33
Earnings (loss) before income taxes	(22)	72	220	93
Income tax expense (Note 8)	37	44	73	64
Net earnings (loss)	(59)	28	147	29

Net earnings (loss) attributable to:
TransAlta shareholders	(70)	(2)	116	(32)
Non-controlling interests (Note 9)	11	30	31	61
	(59)	28	147	29

Net earnings (loss) attributable to TransAlta shareholders	(70)	(2)	116	(32)
Preferred share dividends (Note 20)	10	10	10	10
Net earnings (loss) attributable to common shareholders	(80)	(12)	106	(42)
Weighted average number of common shares outstanding in the period (millions)	271	270	271	271
Net earnings (loss) per share attributable to common shareholders, basic and diluted	(0.30)	(0.04)	0.39	(0.16)

See accompanying notes.

TRANSALTA CORPORATION F1

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Comprehensive Income (Loss)
(in millions of Canadian dollars)

	3 months ended June 30		6 months ended June 30
Unaudited	2022	2021	2022	2021
Net earnings (loss)	(59)	28	147	29
Other comprehensive income (loss)
Net actuarial gains on defined benefit plans, net of tax(1)	18	1	36	38
Gains (losses) on derivatives designated as cash flow hedges, net of tax	1	—	—	(1)
Total items that will not be reclassified subsequently to net earnings	19	1	36	37
Gains (losses) on translating net assets of foreign operations, net of tax	8	(24)	(6)	(37)
Gains (losses) on financial instruments designated as hedges of foreign operations, net of tax	(13)	9	(3)	14
Losses on derivatives designated as cash flow hedges, net of tax(2)	(69)	(108)	(151)	(131)
Reclassification of gains on derivatives designated as cash flow hedges to net earnings (loss), net of tax(3)	(3)	(8)	(18)	(26)
Total items that will be reclassified subsequently to net loss	(77)	(131)	(178)	(180)
Other comprehensive loss	(58)	(130)	(142)	(143)
Total comprehensive income (loss)	(117)	(102)	5	(114)

Total comprehensive income (loss) attributable to:
TransAlta shareholders	(102)	(135)	44	(137)
Non-controlling interests (Note 9)	(15)	33	(39)	23
	(117)	(102)	5	(114)
(1) Net of income tax expense of $5 million and $11 million for the three and six months ended June 30, 2022 (June 30, 2021 — nil and $11 million expense).
(2) Net of income tax recovery of $22 million and $44 million for the three and six months ended June 30, 2022 (June 30, 2021 — $28 million and $36 million recovery).
(3) Net of reclassification of income tax expense of $1 million and $5 million for the three and six months ended June 30, 2022 (June 30, 2021 — $2 million and $7 million expense).

See accompanying notes.

TRANSALTA CORPORATION F2

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Financial Position
(in millions of Canadian dollars)

Unaudited	June 30, 2022	Dec. 31, 2021
Current assets
Cash and cash equivalents	898	947
Restricted cash (Note 18)	43	70
Trade and other receivables (Note 10)	1,027	651
Prepaid expenses	61	29
Risk management assets (Note 11 and 12)	603	308
Inventory	156	167
Assets held for sale	27	25
	2,815	2,197
Non-current assets
Investments (Note 13)	117	105
Long-term portion of finance lease receivables	158	185
Risk management assets (Note 11 and 12)	308	399
Property, plant and equipment (Note 14)
Cost	13,405	13,389
Accumulated depreciation	(8,260)	(8,069)
	5,145	5,320
Right-of-use assets	96	95
Intangible assets (Note 15)	259	256
Goodwill	464	463
Deferred income tax assets	59	64
Other assets (Note 16)	165	142
Total assets	9,586	9,226

Current liabilities
Accounts payable and accrued liabilities (Note 12)	1,146	689
Current portion of decommissioning and other provisions (Note 17)	39	48
Risk management liabilities (Note 11 and 12)	588	261
Current portion of contract liabilities (Note 21)	5	19
Income taxes payable	9	8
Dividends payable (Note 19 and 20)	39	62
Current portion of long-term debt and lease liabilities (Note 18)	690	844
	2,516	1,931
Non-current liabilities
Credit facilities, long-term debt and lease liabilities (Note 18)	2,489	2,423
Exchangeable securities	737	735
Decommissioning and other provisions (Note 17)	588	779
Deferred income tax liabilities	353	354
Risk management liabilities (Note 11 and 12)	205	145
Contract liabilities	12	13
Defined benefit obligation and other long-term liabilities	212	253
Total liabilities	7,112	6,633
Equity
Common shares (Note 19)	2,893	2,901
Preferred shares (Note 20)	942	942
Contributed surplus	28	46
Deficit	(2,363)	(2,453)
Accumulated other comprehensive income	74	146
Equity attributable to shareholders	1,574	1,582
Non-controlling interest (Note 9)	900	1,011
Total equity	2,474	2,593
Total liabilities and equity	9,586	9,226
Commitments and contingencies (Note 21)
See accompanying notes.

TRANSALTA CORPORATION F3

Consolidated Financial Statements

Condensed Consolidated Statements of Changes in Equity
(in millions of Canadian dollars)

Unaudited					Accumulated other comprehensive income		Attributable to non-controlling interests
6 months ended June 30, 2022	Common shares	Preferred shares	Contributed surplus	Deficit		Attributable to shareholders		Total
Balance,Dec. 31, 2021	2,901	942	46	(2,453)	146	1,582	1,011	2,593
Net earnings	—	—	—	116	—	116	31	147
Other comprehensive income (loss):
Net losses on translating net assets of foreign operations, net of hedges and tax	—	—	—	—	(9)	(9)	—	(9)
Net losses on derivatives designated as cash flow hedges, net of tax	—	—	—	—	(169)	(169)	—	(169)
Net actuarial gains on defined benefits plans, net of tax	—	—	—	—	36	36	—	36
Intercompany FVOCI investments	—	—	—	—	70	70	(70)	—
Total comprehensive income (loss)	—	—	—	116	(72)	44	(39)	5
Common share dividends paid	—	—	—	(13)	—	(13)	—	(13)
Preferred share dividends paid	—	—	—	(10)	—	(10)	—	(10)
Shares purchased under normal course issuer bid ("NCIB") program (Note 19)	(15)	—	—	(3)	—	(18)	—	(18)
Effect of share-based payment plans	7	—	(18)	—	—	(11)	—	(11)
Distributions paid and payable, to non-controlling interests (Note 9)	—	—	—	—	—	—	(72)	(72)
Balance, June 30, 2022	2,893	942	28	(2,363)	74	1,574	900	2,474

6 months ended June 30, 2021	Common shares	Preferred shares	Contributed surplus	Deficit	Accumulated other comprehensive income	Attributable to shareholders	Attributable to non-controlling interests	Total
Balance, Dec. 31, 2020	2,896	942	38	(1,826)	302	2,352	1,084	3,436
Net earnings (loss)	—	—	—	(32)	—	(32)	61	29
Other comprehensive income (loss):
Net losses on translating net assets of foreign operations, net of hedges and tax	—	—	—	—	(23)	(23)	—	(23)
Net losses on derivatives designated as cash flow hedges, net of tax	—	—	—	—	(159)	(159)	1	(158)
Net actuarial gains on defined benefits plans, net of tax	—	—	—	—	38	38	—	38
Intercompany FVOCI investments	—	—	—	—	39	39	(39)	—
Total comprehensive income (loss)	—	—	—	(32)	(105)	(137)	23	(114)
Common share dividends	—	—	—	(12)	—	(12)	—	(12)
Preferred share dividends	—	—	—	(10)	—	(10)	—	(10)
Effect of share-based payment plans	5	—	(5)	—	—	—	—	—
Distributions paid and payable, to non-controlling interests (Note 9)	—	—	—	—	—	—	(67)	(67)
Balance, June 30, 2021	2,901	942	33	(1,880)	197	2,193	1,040	3,233

 See accompanying notes.

TRANSALTA CORPORATION F4

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Cash Flows
(in millions of Canadian dollars)

	3 months ended June 30		6 months ended June 30
Unaudited	2022	2021	2022	2021
Operating activities
Net earnings (loss)	(59)	28	147	29
Depreciation and amortization	115	173	232	377
Gain on sale of assets and other (Note 14)	(1)	(32)	(1)	(33)
Accretion of provisions (Note 7)	10	7	19	14
Decommissioning and restoration costs settled (Note 17)	(7)	(5)	(14)	(8)
Deferred income tax expense (Note 8)	24	32	48	29
Unrealized loss (gain) from risk management activities	89	(13)	(40)	(33)
Unrealized foreign exchange loss (gain)	3	(16)	1	(25)
Provisions	(1)	(18)	4	(22)
Asset impairment charges (reversals) (Note 5)	(24)	16	(66)	45
Equity loss (income), net of distributions from investments	(1)	1	(2)	(1)
Other non-cash items	(17)	35	(30)	21
Cash flow from operations before changes in working capital	131	208	298	393
Change in non-cash operating working capital balances	(260)	(128)	24	(56)
Cash flow (used in) from operating activities	(129)	80	322	337
Investing activities
Additions to property, plant and equipment (Note 14)	(129)	(119)	(201)	(217)
Additions to intangible assets (Note 15)	(2)	(2)	(23)	(3)
Restricted cash (Note 18)	3	(2)	25	15
(Advances) repayments in loan receivable (Note 16)	10	(2)	10	(2)
Proceeds on sale of Pioneer Pipeline (Note 14)	—	128	—	128
Proceeds on sale of property, plant and equipment	2	—	2	4
Realized losses on financial instruments	—	(1)	(1)	(3)
Decrease in finance lease receivable	11	10	22	20
Other	(4)	(13)	7	(18)
Change in non-cash investing working capital balances	15	(9)	(7)	(45)
Cash flow used in investing activities	(94)	(10)	(166)	(121)
Financing activities
Net decrease in borrowings under credit facilities	—	—	—	(114)
Repayment of long-term debt	(34)	(27)	(59)	(45)
Dividends paid on common shares (Note 19)	(13)	(12)	(27)	(24)
Dividends paid on preferred shares (Note 20)	(10)	(10)	(20)	(20)
Repurchase of common shares under NCIB (Note 19)	(3)	—	(18)	(4)
Proceeds on issuance of common shares	—	8	1	8
Realized gains on financial instruments	—	1	—	1
Distributions paid to subsidiaries' non-controlling interests (Note 9)	(30)	(30)	(72)	(67)
Decrease in lease liabilities	(3)	(2)	(4)	(4)
Financing fees and other	(2)	(1)	(2)	(3)
Change in non-cash financing working capital balances	—	—	—	(1)
Cash flow used in financing activities	(95)	(73)	(201)	(273)
Cash flow used in operating, investing and financing activities	(318)	(3)	(45)	(57)
Effect of translation on foreign currency cash	(5)	(3)	(4)	(4)
Decrease in cash and cash equivalents	(323)	(6)	(49)	(61)
Cash and cash equivalents, beginning of period	1,221	648	947	703
Cash and cash equivalents, end of period	898	642	898	642
Cash taxes paid	26	15	44	27
Cash interest paid	60	61	107	112
See accompanying notes.

TRANSALTA CORPORATION F5

Notes to Condensed Consolidated Financial Statements

Notes to Condensed Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of Canadian dollars, except as otherwise noted)

1. Corporate Information
A. Description of the Business
TransAlta Corporation (“TransAlta” or the “Company”) was incorporated under the Canada Business Corporations Act in March 1985. The Company became a public company in December 1992. Its head office is located in Calgary, Alberta.

Operating Segments
In 2021, the Company realigned its current operating segments to reflect a change in how TransAlta’s President and Chief Executive Officer (the chief operating decision maker) ("CODM") reviews financial information in order to allocate resources and assess performance. The primary changes were the elimination of the Alberta Thermal and the Centralia segments, and the reorganization of the North American Gas and Australia Gas segments into a new "Gas" segment. The Alberta Thermal facilities that have been converted to gas have been included in the Gas segment. The remaining assets previously included in Alberta Thermal, including the mining assets and those facilities not converted to gas and the remaining Centralia unit, are included in a new "Energy Transition" segment. No changes were made to the Hydro and Wind and Solar segments. This change better aligns with the Company's long-term strategy and reflects its Clean Electricity Growth Plan. Refer to Note 22 for further details.

B. Basis of Preparation
These unaudited interim condensed consolidated financial statements have been prepared in compliance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting using the same accounting policies as those used in the Company's most recent audited annual consolidated financial statements, except as outlined in Note 2. These unaudited interim condensed consolidated financial statements do not include all of the disclosures included in the Company’s audited annual consolidated financial statements. Accordingly, they should be read in conjunction with the Company’s most recent audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The unaudited interim condensed consolidated financial statements include the accounts of the Company and its subsidiaries that it controls.

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments, which are stated at fair value.

These unaudited interim condensed consolidated financial statements reflect all adjustments which consist of normal recurring adjustments and accruals that are, in the opinion of management, necessary for a fair presentation of results. Interim results will fluctuate due to plant maintenance schedules, the seasonal demands for electricity and changes in energy prices. Consequently, interim condensed results are not necessarily indicative of annual results. TransAlta’s results are partly seasonal due to the nature of the electricity market and related fuel costs.

These unaudited interim condensed consolidated financial statements were authorized for issue by the Audit, Finance and Risk Committee on behalf of TransAlta's Board of Directors (the "Board") on August 4, 2022.

C. Use of Estimates and Significant Judgments
The preparation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires management to use judgment and make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. These estimates are subject to uncertainty. Actual results could differ from these estimates due to factors such as fluctuations in interest rates, discount rates, foreign exchange rates, inflation and commodity prices, and changes in economic conditions, legislation and regulations.

TRANSALTA CORPORATION F6

Notes to Condensed Consolidated Financial Statements
During the three and six months ended June 30, 2022, the global economy continued to recover from the COVID-19 pandemic. The Russia-Ukraine conflict has set off historic policy actions and global coordination of sanctions and commitments to reduce dependency on Russian energy including natural gas. This has contributed to global supply chain disruptions, commodity price volatility and potential increases to inherent cybersecurity risk. Energy prices have strengthened due to elevated uncertainty of global oil and natural gas supply given the war in Ukraine. Recent inflationary and supply chain dynamics coupled with rising interest rates and volatility in foreign exchange rates have created an environment that requires close monitoring. Estimates to the extent to which the geopolitical events may, directly or indirectly, impact the Company's operations, financial results and conditions in future periods are also subject to significant uncertainty. Uncertainty related to COVID-19, geopolitical events and Consumer Price Index ("CPI") inflation have been considered in the Company's estimates as at and for the period ended June 30, 2022.

During the three and six months ended, June 30, 2022, there were changes in estimates relating to decommissioning and other provisions (Note 17), asset impairment charge (reversal) (Note 5) and defined benefit obligations.

The liability for pension and post-employment benefits and associated costs included in compensation expenses are impacted by estimates related to changes in key actuarial assumptions, including discount rates. As a result of increases in discount rates, largely driven by increases in market benchmark rates, the defined benefit obligation decreased by $46 million to $182 million as at June 30, 2022 from $228 million as at Dec. 31, 2021. A 1 per cent increase in discount rates would have a $40 million impact on the defined benefit obligation.

Refer to Note 2(P) of the Company’s 2021 audited annual consolidated financial statements for further details on the Significant Accounting Judgments and Key Sources of Estimation Uncertainty.

2. Material Accounting Policies
The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended Dec. 31, 2021, except for the adoption of new standards effective as of Jan. 1, 2022, the early adoption of standards, and interpretations or amendments that have been issued but are not yet effective.

A. Current Accounting Policy Changes

Amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets
On May 14, 2020, the IASB issued Onerous Contracts — Cost of Fulfilling a Contract and amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets to specify which costs to include when assessing whether a contract will be loss-making. The amendments are effective for annual periods beginning on or after Jan. 1, 2022 and the Company adopted these amendments as of Jan. 1, 2022. The amendments are effective for contracts for which an entity has not yet fulfilled all its obligations on or after the effective date. No adjustments resulted on adoption of the amendments on Jan 1, 2022.

B. Future Accounting Policy Changes
Please refer to Note 3 of the audited annual 2021 consolidated financial statements for the future accounting policies impacting the Company. In the three and six months ended June 30, 2022, no additional future accounting policy changes impacting the Company were identified.

C. Comparative Figures

Certain comparative figures have been reclassified to conform to the current period’s presentation. These reclassifications did not impact previously reported net earnings (loss).

TRANSALTA CORPORATION F7

Notes to Condensed Consolidated Financial Statements
3. Revenue
A. Disaggregation of Revenue
The majority of the Company's revenues are derived from the sale of physical power, capacity and environmental attributes, leasing of power facilities and from asset optimization activities, which the Company disaggregates into the following groups for the purpose of determining how economic factors affect the recognition of revenue.

3 months ended June 30, 2022	Hydro	Wind and Solar	Gas(1)	Energy Transition(2)	Energy Marketing	Corporate and Other	Total
Revenues from contracts with customers
Power and other	13	55	112	2	—	—	182
Environmental attributes	—	23	—	—	—	—	23
Revenue from contracts with customers	13	78	112	2	—	—	205
Revenue from leases(3)	—	—	4	—	—	—	4
Revenue from derivatives and other trading activities (4)	—	(13)	(223)	66	36	1	(133)
Revenue from merchant sales	89	22	232	28	—	—	371
Other(5)	3	6	2	—	—	—	11
Total revenue	105	93	127	96	36	1	458

Revenues from contracts with customers
Timing of revenue recognition
At a point in time	—	23	—	2	—	—	25
Over time	13	55	112	—	—	—	180
Total revenue from contracts with customers	13	78	112	2	—	—	205
(1) This segment includes the segments previously known as Australian Gas and North American Gas and the gas generation assets from the segment previously known as Alberta Thermal. Refer to Note 1 for further details.
(2) This segment includes the segment previously known as Centralia and the facilities not converted to gas previously in the Alberta Thermal segment. Refer to Note 1 for further details.
(3) Total rental income, including contingent rent related to other long-term contracts that meet the criteria of operating leases.
(4) Represents realized and unrealized gains or losses from hedging and derivative positions. Significant volatility and pricing in commodity markets resulted in higher than normal movements in derivative positions.
(5) Includes other miscellaneous revenue.

TRANSALTA CORPORATION F8

Notes to Condensed Consolidated Financial Statements

3 months ended June 30, 2021	Hydro	Wind and Solar	Gas(1)	Energy Transition(2)	Energy Marketing	Corporate and Other	Total
Revenues from contracts with customers
Power and other	13	49	76	5	—	—	143
Environmental attributes	—	4	—	—	—	—	4
Revenue from contracts with customers	13	53	76	5	—	—	147
Revenue from leases(3)	—	—	5	—	—	—	5
Revenue from derivatives and other trading activities(4)	—	5	(34)	30	38	4	43
Revenue from merchant sales	99	14	240	64	—	—	417
Other(5)	2	3	2	—	—	—	7
Total revenue	114	75	289	99	38	4	619

Revenues from contracts with customers
Timing of revenue recognition
At a point in time	—	4	—	5	—	—	9
Over time	13	49	76	—	—	—	138
Total revenue from contracts with customers	13	53	76	5	—	—	147
(1) This segment includes the segments previously known as Australian Gas and North American Gas and the gas generation assets from the segment previously known as Alberta Thermal. Refer to Note 1 for further details.
(2) This segment includes the segment previously known as Centralia and the facilities not converted to gas previously in the Alberta Thermal segment. Refer to Note 1 for further details.
(3) Total rental income, including contingent rent and other long-term contracts that meet the criteria of operating leases.
(4) Represents realized and unrealized gains or losses from hedging and derivative positions. Wind and Solar has been revised to present revenue classifications consistent with the current period.
(5) Includes government incentives and other miscellaneous.

6 months ended June 30, 2022	Hydro	Wind and Solar	Gas(1)	Energy Transition(2)	Energy Marketing	Corporate and Other	Total
Revenues from contracts with customers
Power and other	18	118	216	6	—	—	358
Environmental attributes	1	30	—	—	—	—	31
Revenue from contracts with customers	19	148	216	6	—	—	389
Revenue from leases(3)	—	—	8	—	—	—	8
Revenue from derivatives and other trading activities(4)	—	(20)	(73)	114	62	2	85
Revenue from merchant sales	159	44	407	82	—	—	692
Other(5)	4	12	3	—	—	—	19
Total revenue	182	184	561	202	62	2	1,193

Revenues from contracts with customers
Timing of revenue recognition
At a point in time	1	30	—	6	—	—	37
Over time	18	118	216	—	—	—	352
Total revenue from contracts with customers	19	148	216	6	—	—	389
(1) This segment includes the segments previously known as Australian Gas and North American Gas and the gas generation assets from the segment previously known as Alberta Thermal. Refer to Note 1 for further details.
(2) This segment includes the segment previously known as Centralia and the facilities not converted to gas previously in the Alberta Thermal segment. Refer to Note 1 for further details.
(3) Total rental income, including contingent rent related to other long-term contracts that meet the criteria of operating leases.
(4) Represents realized and unrealized gains or losses from hedging and derivative positions.
(5) Includes other miscellaneous revenue.

TRANSALTA CORPORATION F9

Notes to Condensed Consolidated Financial Statements

6 months ended June 30, 2021	Hydro	Wind and Solar	Gas(1)	Energy Transition(2)	Energy Marketing	Corporate and Other	Total
Revenues from contracts with customers
Power and other	13	112	172	10	—	—	307
Environmental attributes	—	9	—	—	—	—	9
Revenue from contracts with customers	13	121	172	10	—	—	316
Revenue from leases(3)	—	—	10	—	—	—	10
Revenue from derivatives and other trading activities(4)	—	3	(57)	63	99	5	113
Revenue from merchant sales	185	29	425	166	—	—	805
Other(5)	5	8	4	—	—	—	17
Total revenue	203	161	554	239	99	5	1,261

Revenues from contracts with customers
Timing of revenue recognition
At a point in time	—	9	2	9	—	—	20
Over time	13	112	170	1	—	—	296
Total revenue from contracts with customers	13	121	172	10	—	—	316
(1) This segment includes the segments previously known as Australian Gas and North American Gas and the gas generation assets from the segment previously known as Alberta Thermal. Refer to Note 1 for further details.
(2) This segment includes the segment previously known as Centralia and the facilities not converted to gas previously in the Alberta Thermal segment. Refer to Note 1 for further details.
(3) Total rental income, including contingent rent and other long-term contracts that meet the criteria of operating leases.
(4) Represents realized and unrealized gains or losses from hedging and derivative positions. Wind and Solar has been revised to present revenue classifications consistent with the current period.
(5) Includes other miscellaneous revenue.

B. Changes to Revenue Contracts
Gas
During the second quarter of 2022, the Company executed contract extensions for the supply of electricity and/or steam with three of its industrial customers at the Sarnia cogeneration facility. These agreements will extend the delivery term for electricity and/or steam from Dec. 31, 2022 to April 30, 2031, in one case and to Dec. 31, 2032, for the other two, with all agreements being subject to certain conditions, including the Company entering into a new contract with the Ontario Independent Electricity System Operator (the “IESO”). The capacity commitments for the large industrial customers have been extended at rates comparable to current contract rates. The IESO is conducting a medium-term procurement process for capacity for 2026 and beyond for existing generation. The Company has bid into the process and is seeking to secure a contract extension for the Sarnia cogeneration facility following the end of the current IESO contract expiring on Dec. 31, 2025. The Company expects the IESO to announce the successful bids in the third quarter of 2022.

Wind
On June 2, 2022, TransAlta Renewables announced that it amended and extended its current power purchase agreements with New Brunswick Power Corporation ("NB Power") in respect of each of the Kent Hills 1, 2 and 3 wind facilities, representing total generating capacity of 167 MW. The amending agreements provide for a blend-and-extend of the PPAs providing NB Power with an effective 10 per cent reduction to the original contract prices from January 2023 through December 2033 and extend the original contract term for an additional 10-year period through to December 2045.

Refer to Notes 14, 16 and 18 for further discussion related to the Kent Hills wind facilities.

TRANSALTA CORPORATION F10

Notes to Condensed Consolidated Financial Statements
4. Expenses by Nature
A. Fuel, Purchased Power and Operations, Maintenance and Administrative ("OM&A")
Fuel and purchased power and OM&A expenses classified by nature are as follows:

	3 months ended June 30				6 months ended June 30
	2022		2021		2022		2021
	Fuel and purchased power	OM&A	Fuel and purchased power	OM&A	Fuel and purchased power	OM&A	Fuel and purchased power	OM&A
Gas fuel costs	135	—	62	—	257	—	120	—
Coal fuel costs(1)	9	—	24	—	48	—	70	—
Royalty, land lease and other direct costs	5	—	5	—	12	—	10	—
Purchased power(4)	80	—	67	—	149	—	138	—
Mine depreciation(2)	—	—	50	—	—	—	105	—
Salaries and benefits	2	56	7	61	3	114	17	107
Other operating expenses(3)(4)	—	61	—	87	—	115	—	144
Total	231	117	215	148	469	229	460	251
(1) During the three and six months ended June 30, 2021, $3 million and $11 million, respectively was included in coal fuel costs related to the impairment of coal inventory recorded during 2021.
(2) During the three and six months ended June 30, 2021, $12 million and $29 million, respectively, was included in mine depreciation, related to the impairment of mine depreciation recorded during 2021.
(3) During the second quarter of 2021, OM&A costs included a writedown of $25 million for parts and material inventory related to the Highvale mine and coal operations at our gas converted facilities.
(4) During the three and six months ended June 30, 2021, $3 and $5 million related to station service costs for the Hydro segment was reclassified from OM&A to fuel and purchased power for comparative purposes. This did not impact previously reported net earnings.

B. Carbon Compliance
During the three and six months ended June 30, 2022, the Company utilized 1,169,333 million tonnes of emission credits with a carrying value of $35 million to settle the 2021 carbon compliance obligation of $47 million. The difference of $12 million has been recognized as a reduction in the Company's carbon compliance costs in the current period.

As at June 30, 2022, we currently hold 1,054,604 emission credits in inventory purchased externally with a recorded book value of $34 million (Dec. 31, 2021 — 2,033,752 emission credits with a recorded book value of $55 million). The Company also has approximately 1,678,624 of internally generated eligible emission credits with no recorded book value (Dec. 31, 2021 — 1,922,973). In addition, the Company holds approximately 1,750,000 eligible emission credits generated from assets formerly subject to the Hydro Power Purchase Arrangement ("Hydro PPA") during the period 2018-2020, which also have no recorded book value. Refer to Note 21 for further details.

5. Asset Impairment Charge (Reversal)
The Company has determined that assets at each facility will be grouped together to form a cash generating unit ("CGU") for purposes of impairment testing. Property, Plant and Equipment ("PP&E") and goodwill have been allocated to CGUs to determine the carrying amount.

As part of the Company’s monitoring controls, long-range forecasts are prepared for each CGU. The long-range forecast estimates are used to assess the significance of potential indicators of impairment and provide criteria to evaluate adverse changes in operations. The Company also considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment. When indicators of impairment are present, the Company estimates a recoverable amount (the higher of value in use and fair value less costs of disposal) for each CGU by calculating an approximate fair value less costs of disposal using discounted cash flow projections based on the Company’s long-range forecasts. The valuations used are subject to measurement uncertainty based on assumptions and inputs to the Company’s discount rates, long-range forecast, including changes to fuel costs, operating costs, capital expenditures, external power prices and useful lives of the assets extending to the last planned asset retirement in 2072.

TRANSALTA CORPORATION F11

Notes to Condensed Consolidated Financial Statements
During the period end the Company recognized the following in asset impairment charges (reversals):

	3 months ended June 30		6 months ended June 30
	2022	2021	2022	2021
Kaybob Cogeneration Project	—	—	—	27
Energy Transition Facilities and Projects(1)	—	10	—	10
Wind	21	—	21	—
Hydro	6	—	6	—
Changes in decommissioning and restoration provisions on retired assets(2)	(51)	6	(93)	(6)
Intangible asset impairment - Coal Rights(3)	—	—	—	14
Asset impairment charges (reversals)	(24)	16	(66)	45
(1) During 2021, certain capital spares and vehicles at the Highvale mine were impaired as they would not be utilized in our converted gas facilities. Carrying amounts have been adjusted to the expected recoverable amount less costs of disposal.
(2) Changes are related to changes in discount rates net of cash flow revisions. Refer to Note 17 for further details.
(3) Impaired to nil in 2021, as no future coal will be extracted from this area of the mine.

2022
Wind
During the second quarter of 2022, the Company recorded an impairment charge on three wind assets within the Wind and Solar segment, primarily as a result of increases in the discount rates. The recoverable amount of $289 million was estimated based on fair value less cost of disposal utilizing a discounted cash flow approach and is categorized as a Level III fair value measurement.

Hydro
During the second quarter of 2022, the Company recorded an impairment on one of the hydro facilities within the Hydro segment, primarily as a result of increases in discount rates. The recoverable amount of $30 million was estimated based on fair value less cost of disposal utilizing a discounted cash flow approach and is categorized as a Level III fair value measurement.

The calculation of fair value less cost of disposal for all of the above facilities is most sensitive to the following assumptions:

As at June 30, 2022	Location of assets	Contract and Merchant discount rates
Wind and Solar	Canada	6.4 and 7.1 per cent
	United States ("US")	6.5 and 7.3 per cent
Hydro	Canada	5.9 and 6.4 per cent

2021
Gas
Energy Transfer Canada, formerly SemCAMS Midstream ULC ("ET Canada") purported to terminate the agreements related to the development and construction of the Kaybob Cogeneration Project. As a result, during the first quarter of 2021, the Company recorded an impairment of $27 million in the Corporate segment as this facility was not yet operational. The recoverable amount was based on estimated fair value less costs of disposal of reselling the equipment purchased to date. TransAlta has commenced an arbitration seeking compensation for ET Canada's wrongful termination of the agreements. ET Canada seeks a declaration that the Agreements were lawfully terminated.

TRANSALTA CORPORATION F12

Notes to Condensed Consolidated Financial Statements
6. Net Other Operating Income
Net other operating income includes the following:

	3 months ended June 30		6 months ended June 30
	2022	2021	2022	2021
Alberta Off-Coal Agreement	(10)	(10)	(20)	(20)
Liquidated damages recoverable	(3)	—	(10)	—
Insurance recoveries	(7)	(1)	(7)	(1)
Net other operating income	(20)	(11)	(37)	(21)

Alberta Off-Coal Agreement
The Company receives payments from the Government of Alberta for the cessation of coal-fired emissions on or before Dec. 31, 2030. Under the terms of the agreement, the Company receives annual cash payments on or before July 31 of approximately $40 million ($37 million, net of the non-controlling interest related to Sheerness), which commenced Jan. 1, 2017, and will terminate at the end of 2030. Refer to Note 9 in the 2021 audited annual consolidated financial statements for further details.

Liquidated Damages Recoverable
During the three and six months ended June 30, 2022, the Company recorded $3 million and $10 million, respectively, related to requirements to be met by the contractor on turbine availability.

Insurance Recoveries
During the three and six months ending June 30, 2022, the Company recognized insurance proceeds of $7 million related to the replacement costs for the single collapsed tower at the Kent Hills wind facilities.

7. Net Interest Expense
The components of net interest expense are as follows:

	3 months ended June 30		6 months ended June 30
	2022	2021	2022	2021
Interest on debt	40	40	81	80
Interest on exchangeable debentures	8	7	15	14
Interest on exchangeable preferred shares	7	7	14	14
Interest income	(4)	(3)	(7)	(6)
Capitalized interest (Note 14)	(3)	(3)	(4)	(8)
Interest on lease liabilities	2	2	3	4
Credit facility fees, bank charges and other interest	5	3	11	10
Tax shield on tax equity financing	(3)	—	(3)	1
Accretion of provisions	10	7	19	14
Net interest expense	62	60	129	123

On July 27, 2022, the Company declared a dividend of $7 million in aggregate for Exchangeable Preferred Shares at the fixed rate of 1.745% per cent, per share payable on Aug. 31, 2022. The Exchangeable Preferred Shares are considered debt for accounting purposes and as such, dividends are reported as interest expense.

TRANSALTA CORPORATION F13

Notes to Condensed Consolidated Financial Statements
8. Income Taxes
The components of income tax expense are as follows:

	3 months ended June 30		6 months ended June 30
	2022	2021	2022	2021
Current income tax expense	13	12	25	35
Deferred income tax expense (recovery) related to the origination and reversal of temporary differences	(10)	—	148	(19)
Deferred income tax recovery related to temporary difference on investment in subsidiary	(4)	—	(7)	—
Deferred income tax expense (recovery) arising from the writedown (reversal of write-down) of deferred income tax assets(1)	38	32	(93)	48
Income tax expense	37	44	73	64

	3 months ended June 30		6 months ended June 30
	2022	2021	2022	2021
Current income tax expense	13	12	25	35
Deferred income tax expense	24	32	48	29
Income tax expense	37	44	73	64
(1) During the three and six months ended June 30, 2022, the Company recorded a write-down of $38 million and a write-down reversal of deferred tax assets of $93 million respectively (June 30, 2021 — $32 million and $48 million write-down). The deferred income tax assets mainly relate to tax benefits of losses associated with the Company's directly owned US operations and Canadian operations. The write-down of deferred income tax assets related to US operations and Canadian operations arose as it is not considered probable that sufficient future taxable income will be available to utilize the underlying tax losses. The Company evaluates at each period end, whether it is probable that sufficient future taxable income would be available to utilize the underlying tax losses.

9. Non-Controlling Interests
The Company’s subsidiaries with significant non-controlling interests are TransAlta Renewables and TransAlta Cogeneration L.P. The net earnings, distributions and equity attributable to TransAlta Renewables’ non-controlling interests include the 17 per cent non-controlling interest in Kent Hills Wind LP, which owns the 167 MW Kent Hills wind farm located in New Brunswick.

	3 months ended June 30		6 months ended June 30
	2022	2021	2022	2021
Net earnings
TransAlta Cogeneration L.P.	6	19	13	31
TransAlta Renewables	5	11	18	30
	11	30	31	61

Total comprehensive income (loss)
TransAlta Cogeneration L.P.	6	19	13	31
TransAlta Renewables	(21)	14	(52)	(8)
	(15)	33	(39)	23

Cash distributions paid to non-controlling interests
TransAlta Cogeneration L.P.	5	5	22	17
TransAlta Renewables	25	25	50	50
	30	30	72	67

TRANSALTA CORPORATION F14

Notes to Condensed Consolidated Financial Statements

As at	June 30, 2022	Dec. 31, 2021
Equity attributable to non-controlling interests
TransAlta Cogeneration L.P.	133	142
TransAlta Renewables	767	869
	900	1,011
Non-controlling interests share (per cent)
TransAlta Cogeneration L.P.	49.99	49.99
TransAlta Renewables	39.9	39.9

10. Trade and Other Receivables

As at	June 30, 2022	Dec. 31, 2021
Trade accounts receivable	548	499
Collateral paid (Note 12)	403	55
Current portion of finance lease receivable	46	40
Loan receivable (Note 16)	13	55
Income taxes receivable	17	2
Trade and other receivables	1,027	651

11. Financial Instruments
A. Financial Assets and Liabilities – Measurement

Financial assets and financial liabilities are measured on an ongoing basis at fair value, or amortized cost.
B. Fair Value of Financial Instruments

I. Level I, II and III Fair Value Measurements
The Level I, II and III classifications in the fair value hierarchy utilized by the Company are defined below. The fair value measurement of a financial instrument is included in only one of the three levels, the determination of which is based on the lowest level input that is significant to the derivation of the fair value.

a. Level I

Fair values are determined using inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

b. Level II
Fair values are determined, directly or indirectly, using inputs that are observable for the asset or liability.

Fair values falling within the Level II category are determined through the use of quoted prices in active markets, which in some cases are adjusted for factors specific to the asset or liability, such as basis, credit valuation and location differentials.

The Company’s commodity risk management Level II financial instruments include over-the-counter derivatives with values based on observable commodity futures curves and derivatives with inputs validated by broker quotes or other publicly available market data providers. Level II fair values are also determined using valuation techniques, such as option pricing models and interpolation formulas, where the inputs are readily observable.

TRANSALTA CORPORATION F15

Notes to Condensed Consolidated Financial Statements
In determining Level II fair values of other risk management assets and liabilities, the Company uses observable inputs other than unadjusted quoted prices that are observable for the asset or liability, such as interest rate yield curves and currency rates. For certain financial instruments where insufficient trading volume or lack of recent trades exists, the Company relies on similar interest or currency rate inputs and other third-party information such as credit spreads.

c. Level III
Fair values are determined using inputs for the assets or liabilities that are not readily observable.

For assets and liabilities that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

There were no changes in the Company’s valuation processes, valuation techniques, and types of inputs used in the fair value measurements during the period. For additional information, refer to Note 15 of the 2021 audited annual consolidated financial statements.
II. Commodity Risk Management Assets and Liabilities

Commodity risk management assets and liabilities include risk management assets and liabilities that are used in the energy marketing and generation businesses in relation to trading activities and certain contracting activities. To the extent applicable, changes in net risk management assets and liabilities for non-hedge positions are reflected within earnings of these businesses.

Commodity risk management assets and liabilities classified by fair value levels as at June 30, 2022, are as follows: Level I — $63 million net asset (Dec. 31, 2021 — $12 million net asset), Level II — $414 million net asset (Dec. 31, 2021 — $122 million net asset) and Level III — $407 million net liability (Dec. 31, 2021 — $159 million net asset).

Significant changes in commodity net risk management assets (liabilities) during the six months ended June 30, 2022, are primarily attributable to volatility in market prices on both existing contracts and new contracts as well as contract settlements.

The following tables summarize the key factors impacting the fair value of the Level III commodity risk management assets and liabilities by classification during the six months ended June 30, 2022 and 2021, respectively:

	6 months ended June 30, 2022			6 months ended June 30, 2021
	Hedge	Non-hedge	Total	Hedge	Non-hedge	Total
Opening balance	285	(126)	159	573	9	582
Changes attributable to:
Market price changes on existing contracts	(207)	(268)	(475)	(142)	(46)	(188)
Market price changes on new contracts	—	(96)	(96)	—	(62)	(62)
Contracts settled	(52)	56	4	(70)	(1)	(71)
Change in foreign exchange rates	2	(1)	1	(17)	1	(16)
Net risk management assets (liabilities) at end of period	28	(435)	(407)	344	(99)	245
Additional Level III information:
Losses recognized in other comprehensive income	(205)	—	(205)	(160)	—	(160)
Total gains (losses) included in earnings before income taxes	52	(365)	(313)	70	(107)	(37)
Unrealized losses included in earnings before income taxes relating to net assets (liabilities) held at period end	—	(309)	(309)	—	(108)	(108)

TRANSALTA CORPORATION F16

Notes to Condensed Consolidated Financial Statements
As at June 30, 2022, the total Level III risk management asset balance was $42 million (Dec. 31, 2021 — $305 million) and Level III risk management liability balance was $449 million (Dec. 31, 2021 — $146 million). The following information on risk management contracts or groups of risk management contracts that are included in Level III measurements, include the effects on fair value of discounting, liquidity and credit value adjustments; however, the potential offsetting effects of Level II positions are not considered. Sensitivity ranges for the base fair values are determined using reasonably possible alternative assumptions for the key unobservable inputs, which may include forward commodity prices, volatility in commodity prices and correlations, delivery volumes, escalation rates and cost of supply.

As at	June 30, 2022
Description	Sensitivity	Valuation technique	Unobservable input	Reasonable possible change
Long-term power sale – US	+25	Long-term price forecast	Illiquid future power prices (per MWh)	Price decrease of US$5 or price increase of US$31
-148
Coal transportation – US	+15	Numerical derivative valuation	Illiquid future power prices (per MWh)	Price decrease of US$5 or price increase of US$31
			Volatility	80% to 120%
	-16		Rail rate escalation	zero to 10%
Full requirements – Eastern US	+3	Monte Carlo	Volume	95% to 105%
	-18		Cost of supply	$nil to US$2 per MWh
Long-term wind energy sale –Eastern US	+18	Long-term price forecast	Illiquid future power prices (per MWh)	Price increase or decrease of US$6
			Illiquid future REC prices (per unit)	Price decrease of US$2 or increase of US$1
	-15		Wind discounts	zero to 5%
Long-term wind energy sale – Canada	+26	Long-term price forecast	Illiquid future power prices (per MWh)	Price decrease of C$40 or increase of C$4
	-12		Wind discounts	10% decrease or 5% increase
Long-term wind energy sale - Central US	+52	Long-term price forecast	Illiquid future power prices (per MWh)	Price decrease of US$4 or increase of US$5
	-18		Wind discounts	3% decrease or 7% increase
Others	+8
-9

TRANSALTA CORPORATION F17

Notes to Condensed Consolidated Financial Statements

As at	Dec. 31, 2021
Description	Sensitivity	Valuation technique	Unobservable input	Reasonable possible change
Long-term power sale – US	+22	Long-term price forecast	Illiquid future power prices (per MWh)	Price decrease of US$3 or price increase of US$20
-145
Coal transportation – US	+3	Numerical derivative valuation	Illiquid future power prices (per MWh)	Price decrease of US$3 or price increase of US$20
			Volatility	80% to 120%
	-18		Rail rate escalation	zero to 4%
Full requirements – Eastern US	+9	Monte Carlo	Volume	95% to 105%
	-9		Cost of supply	(+/-) US$1 per MWh
Long-term wind energy sale –Eastern US	+17	Long-term price forecast	Illiquid future power prices (per MWh)	Price increase or decrease of US$6
	-16		Illiquid future REC prices (per unit)	Price decrease of US$3 or increase of US$2
Long-term wind energy sale – Canada	+21	Long-term price forecast	Illiquid future power prices (per MWh)	Price decrease of C$24 or increase of C$5
	-11		Wind discounts	5% decrease or 5% increase
Long-term wind energy sale - Central US	+27	Long-term price forecast	Illiquid future power prices (per MWh)	Price decrease of US$2 or increase of US$3
	-15		Wind discounts	3% decrease or 3% increase
Others	+6
-6

i. Long-Term Power Sale – US
The Company has a long-term fixed price power sale contract in the US for delivery of power at the following capacity levels: 380 MW through Dec. 31, 2024 and 300 MW through Dec. 31, 2025. The contract is designated as an all-in-one cash flow hedge.

The contract is denominated in US dollars. The US dollar relative to the Canadian dollar strengthened from Dec. 31, 2021 to June 30, 2022, resulting in an increase in the base fair value and the sensitivity values by approximately nil and $1 million.

ii. Coal Transportation - US
The Company has a coal rail transport agreement that includes an upside sharing mechanism until Dec. 31, 2025. Option pricing techniques have been utilized to value the obligation associated with this component of the agreement.

iii. Full Requirements – Eastern US
The Company has a portfolio of full requirement service contracts, whereby the Company agrees to supply specific utility customer needs for a range of products that may include electrical energy, capacity, transmission, ancillary services, renewable energy credits and independent system operator costs.

iv. Long-Term Wind Energy Sale – Eastern US
In relation to the Big Level wind facility, the Company has a long-term contract for differences whereby the Company receives a fixed price per MWh and pays the prevailing real-time energy market price per MWh as well as the physical delivery of renewable energy credits ("RECs") based on proxy generation. The contract matures in December 2034. The contract is accounted for at fair value through profit or loss.
v. Long-Term Wind Energy Sale – Canada
In relation to the Garden Plain wind project, the Company has entered into two virtual PPAs whereby the Company receives the difference between the fixed contract price per MWh and the Alberta Electric System Operator ("AESO") settled pool price per MWh. Both contracts commence on commercial operation of the facility, which is expected by the second half of 2022 and extend for a weighted average of approximately 17 years. The energy component of the contracts is accounted for at fair value through profit or loss.

TRANSALTA CORPORATION F18

Notes to Condensed Consolidated Financial Statements

In addition to the virtual PPA contracts, the Company has entered into a 'bridge contract' that runs 16-months from Sept. 1, 2021 through Dec. 31, 2022, with the potential for extension at the virtual PPA price, depending on the commencement of commercial operations.

vi. Long-Term Wind Energy Sale – Central US
On Dec. 22, 2021, TransAlta executed two long-term virtual PPAs for the off take of 100 per cent of the generation from its 300 MW White Rock East and White Rock West wind power projects (collectively, the "White Rock Wind projects") to be located in Caddo County, Oklahoma. The Company receives the difference between the fixed contract price per MWh and the settled pool price per MWh. The contracts commence on commercial operation of the facilities, which is expected within the second half of 2023 and extend for greater than 10 years past that date. The energy component of the contracts is accounted for at fair value through profit or loss.

On April 5, 2022, the Company entered into a long-term virtual PPA for the offtake of 100 per cent of the generation from its 200 MW Horizon Hill wind project ("Horizon Hill wind project") to be located in Logan County, Oklahoma. The Company receives the difference between the fixed contract price per MWh and the settled pool price per MWh with the energy component of the contracts accounted for at fair value through profit and loss. The contract commences on commercial operation of the facility, which is expected within the second half of 2023.

III. Other Risk Management Assets and Liabilities

Other risk management assets and liabilities primarily include risk management assets and liabilities that are used in managing exposures on non-energy marketing transactions such as interest rates, the net investment in foreign operations and other foreign currency risks. Hedge accounting is not always applied.

Other risk management assets and liabilities with a total net asset fair value of $48 million as at June 30, 2022 (Dec. 31, 2021 – $8 million net asset) are classified as Level II fair value measurements. The significant changes in other net risk management assets and liabilities during the six months ended June 30, 2022, are primarily attributable to favourable impacts of interest rate increases on existing contracts and favourable foreign exchange rates on new contracts entered into during 2022.

IV. Other Financial Assets and Liabilities

The fair value of financial assets and liabilities measured at other than fair value is as follows:

	Fair value(1)				Total carrying value(1)
	Level I	Level II	Level III	Total
Exchangeable Securities - June 30, 2022	—	713	—	713	737
Long-term debt - June 30, 2022	—	2,781	—	2,781	3,076

Exchangeable securities - Dec. 31, 2021	—	770	—	770	735
Long-term debt - Dec. 31, 2021	—	3,272	—	3,272	3,167
(1) Includes current portion.

The fair values of the Company’s debentures, senior notes and exchangeable securities are determined using prices observed in secondary markets. Non-recourse and other long-term debt fair values are determined by calculating an implied price based on a current assessment of the yield to maturity.

The carrying amount of other short-term financial assets and liabilities (cash and cash equivalents, restricted cash, trade accounts receivable, collateral paid, accounts payable and accrued liabilities, collateral received and dividends payable) approximates fair value due to the liquid nature of the asset or liability. The fair values of the loan receivable and the finance lease receivables approximate the carrying amounts and the amounts receivable represent cash flows from repayments of principal and interest.

TRANSALTA CORPORATION F19

Notes to Condensed Consolidated Financial Statements
C. Inception Gains and Losses
The majority of derivatives traded by the Company are based on adjusted quoted prices on an active exchange or extend beyond the time period for which exchange-based quotes are available. The fair values of these derivatives are determined using inputs that are not readily observable. Refer to section B of this Note 11 above for fair value Level III valuation techniques used. In some instances, a difference may arise between the fair value of a financial instrument at initial recognition (the “transaction price”) and the amount calculated through a valuation model. This unrealized gain or loss at inception is recognized in net earnings (loss) only if the fair value of the instrument is evidenced by a quoted market price in an active market, observable current market transactions that are substantially the same, or a valuation technique that uses observable market inputs. Where these criteria are not met, the difference is deferred on the Condensed Consolidated Statements of Financial Position in risk management assets or liabilities and is recognized in net earnings (loss) over the term of the related contract. The difference between the transaction price and the fair value determined using a valuation model, yet to be recognized in net earnings (loss) and a reconciliation of changes is as follows:

	6 months ended June 30
	2022	2021
Unamortized net loss at beginning of the period	(102)	(33)
New inception gains (losses)	(29)	15
Change in foreign exchange rates	(1)	1
Amortization recorded in net earnings during the period	(12)	(7)
Unamortized net loss at end of the period	(144)	(24)

12. Risk Management Activities
The Company is exposed to market risk from changes in commodity prices, foreign exchange rates, interest rates, credit risk and liquidity risk. These risks affect the Company’s earnings (loss) and the value of associated financial instruments that the Company holds. In certain cases, the Company seeks to minimize the effects of these risks by using derivatives to hedge its risk exposures. The Company’s risk management strategy, policies and controls are designed to ensure that the risks it assumes comply with the Company’s internal objectives and its risk tolerance. For additional information on the Company's Risk Management Activities please refer to Note 16 of the 2021 audited annual consolidated financial statements.

A. Net Risk Management Assets and Liabilities

Aggregate net risk management assets (liabilities) are as follows:

As at June 30, 2022
	Cash flow hedges	Not designated as a hedge	Total
Commodity risk management
Current	(48)	18	(30)
Long-term	76	24	100
Net commodity risk management assets	28	42	70
Other
Current	38	7	45
Long-term	—	3	3
Net other risk management assets	38	10	48

Total net risk management assets	66	52	118

TRANSALTA CORPORATION F20

Notes to Condensed Consolidated Financial Statements

As at Dec. 31, 2021
	Cash flow hedges	Not designated as a hedge	Total
Commodity risk management
Current	33	12	45
Long-term	252	(4)	248
Net commodity risk management assets	285	8	293
Other
Current	3	(1)	2
Long-term	—	6	6
Net other risk management assets	3	5	8

Total net risk management assets	288	13	301

B. Nature and Extent of Risks Arising from Financial Instruments

I. Market Risk

i. Commodity Price Risk Management – Proprietary Trading

The Company’s Energy Marketing segment conducts proprietary trading activities and uses a variety of instruments to manage risk, earn trading revenue and gain market information. Value at risk ("VaR") is used to determine the potential change in value of the Company’s proprietary trading portfolio, over a three-day period within a 95 per cent confidence level, resulting from normal market fluctuations. Changes in market prices associated with proprietary trading activities affect net earnings (loss) in the period that the price changes occur. VaR at June 30, 2022, associated with the Company’s proprietary trading activities was $3 million (Dec. 31, 2021 — $2 million).

ii. Commodity Price Risk – Generation
The generation segments utilize various commodity contracts to manage the commodity price risk associated with electricity generation, fuel purchases, emissions and by products, as considered appropriate. VaR at June 30, 2022, associated with the Company’s commodity derivative instruments used in generation hedging activities was $41 million (Dec. 31, 2021 — $33 million). For positions and economic hedges that do not meet hedge accounting requirements or for short-term optimization transactions such as buybacks entered into to offset existing hedge positions, these transactions are marked to the market value with changes in market prices associated with these transactions affecting net earnings (loss) in the period in which the price change occurs. VaR at June 30, 2022, associated with these transactions was $60 million (Dec. 31, 2021— $51 million), of which $22 million related to virtual PPAs (Dec. 31, 2021 — $18 million).

iii. Interest Rate Risk
Interest rate risk arises as the fair value of future cash flows from a financial instrument fluctuates because of changes in market interest rates. Changes in interest rates can impact the Company’s borrowing costs. Changes in the cost of capital may also affect the feasibility of new growth initiatives.

The Company's credit facility and the Poplar Creek non-recourse bond are the only debt instruments subject to floating interest rates, which represent 3 per cent of the Company’s debt as at June 30, 2022 (Dec. 31, 2021 – 3 per cent). The Poplar Creek non-recourse bond face value as at June 30, 2022 was $100 million (Dec. 31, 2021 —$104 million), with interest expense based upon the three-month Canadian Dollar Offered Rate, which will be discontinued in 2024.

Interest rate risk is managed with the use of interest rate swap agreements with a notional amount of US$150 million referencing the three-month LIBOR and a notional amount of US$150 million referencing the US Treasury Bond yield, both expected to settle in the third quarter of 2022. The cessation date for three-month LIBOR is June 30, 2023.

TRANSALTA CORPORATION F21

Notes to Condensed Consolidated Financial Statements
The following table outlines the Company's exposure to interest rate risk:

Factor	Increase or decrease (bps)	Approximate impact on net earnings (loss)	Approximate impact on OCI gain(loss)
Interest rate(1)(2)	50	nil before tax	$1
(1) These calculations assume an increase in floating interest rates. A decrease in floating interest rates would have the opposite effect.
(2) During 2022, the approximate impact on net earnings (loss) with an increase of 50 bps would result in less than $1 million impact.

II. Credit Risk
The Company uses external credit ratings, as well as internal ratings in circumstances where external ratings are not available, to establish credit limits for customers and counterparties. The following table outlines the Company’s maximum exposure to credit risk without taking into account collateral held, including the distribution of credit ratings, as at June 30, 2022:

	Investment grade (Per cent)	Non-investment grade (Per cent)	Total (Per cent)	Total amount
Trade and other receivables(1,2)	88	12	100	1,014
Long-term finance lease receivables	100	—	100	158
Risk management assets(1)	86	14	100	911
Loan receivable(2)	—	100	100	45
Total				2,128

(1) Letters of credit and cash and cash equivalents are the primary types of collateral held as security related to these amounts.
(2) Includes $45 million loan receivable included within Other Assets with a counterparty that has no external credit rating. The current portion of $13 million was excluded from trade and other receivables as it is included in loan receivable in the table above.

The Company did not have significant expected credit losses as at June 30, 2022.

The maximum credit exposure to any one customer for commodity trading operations and hedging, including the fair value of open trading, net of any collateral held, at June 30, 2022, was $36 million (Dec. 31, 2021 — $37 million).

III. Liquidity Risk

The Company has sufficient existing liquidity available to meet its upcoming debt maturities. The next major debt repayment is scheduled for November 2022. Our highly diversified asset portfolio, by both fuel type and operating region, provide stability in our cash flows and highlight the strength of our long-term contracted asset base.

TRANSALTA CORPORATION F22

Notes to Condensed Consolidated Financial Statements
Liquidity risk relates to the Company’s ability to access capital to be used for capital projects, debt refinancing, proprietary trading activities, commodity hedging and general corporate purposes. A maturity analysis of the Company’s financial liabilities as well as financial assets that are expected to generate cash inflows to meet cash outflows on financial liabilities, is as follows:

	2022	2023	2024	2025	2026	2027 and thereafter	Total
Accounts payable and accrued liabilities	1,146	—	—	—	—	—	1,146
Long-term debt(1)	570	169	126	140	143	1,961	3,109
Exchangeable securities(2)	—	—	—	750	—	—	750
Commodity risk management (assets) liabilities	71	(20)	(68)	(52)	5	(6)	(70)
Other risk management assets	(39)	(3)	(5)	—	—	(1)	(48)
Lease liabilities(3)	(3)	—	4	4	3	95	103
Interest on long-term debt and lease liabilities(4)	78	129	125	118	111	809	1,370
Interest on exchangeable securities(2,4)	26	53	62	—	—	—	141
Dividends payable	39	—	—	—	—	—	39
Total	1,888	328	244	960	262	2,858	6,540
(1) Excludes impact of hedge accounting and derivatives.
(2) Assumes the exchangeable securities will be exchanged on Jan. 1, 2025.
(3) Lease liabilities includes a lease incentive of $6 million expected to be received in each of 2022 and 2023.
(4) Not recognized as a financial liability on the condensed consolidated Statements of financial position.

C. Collateral and Contingent Features in Derivative Instruments

I.Financial Assets Provided as Collateral
At June 30, 2022, the Company provided $403 million (Dec. 31, 2021 – $55 million) in cash and cash equivalents as collateral to regulated clearing agents as security for commodity trading activities. These funds are held in segregated accounts by the clearing agents. Collateral provided is included in trade and other receivables in the Consolidated Statements of Financial Position.

II.Financial Assets Held as Collateral
At June 30, 2022, the Company held $604 million (Dec. 31, 2021 – $18 million) in cash collateral associated with counterparty obligations. Under the terms of the contracts, the Company may be obligated to pay interest on the outstanding balances and to return the principal when the counterparties have met their contractual obligations or when the amount of the obligation declines as a result of changes in market value. Interest payable to the counterparties on the collateral received is calculated in accordance with each contract. Collateral held is related to derivative instruments in a net asset position and is included in accounts payable and accrued liabilities in the Consolidated Statements of Financial Position.

III. Contingent Features in Derivative Instruments
Collateral is posted in the normal course of business based on the Company’s senior unsecured credit rating as determined by certain major credit rating agencies. Certain of the Company’s derivative instruments contain financial assurance provisions that require collateral to be posted only if a material adverse credit-related event occurs.

As at June 30, 2022, the Company had posted collateral of $562 million (Dec. 31, 2021 – $356 million) in the form of letters of credit on derivative instruments in a net liability position. Certain derivative agreements contain credit-risk-contingent features, which if triggered could result in the Company having to post an additional $353 million (Dec. 31, 2021 – $120 million) of collateral to its counterparties.

TRANSALTA CORPORATION F23

Notes to Condensed Consolidated Financial Statements
13. Investments
Energy Impact Partners Investment ("EIP")
On May 6, 2022, the Company entered into a commitment to invest US$25 million over the next four years in EIP's Deep Decarbonization Frontier Fund 1 (the “Frontier Fund”). The investment in the Frontier Fund provides the Company with a portfolio approach to investing in emerging technologies and the opportunity to identify, pilot, commercialize and bring to market emerging technologies that will facilitate the transition to net-zero emissions. During the second quarter of 2022, the Company has made an initial investment of $7 million (US$6 million). The investment will be accounted for at fair value through profit or loss.

Ekona Power Inc.
On February 1, 2022, the Company made an equity investment of $2 million in Ekona Power Inc.’s Class B Preferred Shares. The investment will help support the commercialization of Ekona’s novel methane pyrolysis technology platform, which produces cleaner and lower-cost turquoise hydrogen. The investment will be accounted for at fair value through other comprehensive income.

14. Property, Plant and Equipment
Assets under construction
During the three and six months ended June 30, 2022, the Company had additions of $119 million and $191 million, respectively, mainly related to assets under construction for the White Rock Wind projects, Horizon Hill wind project, Northern Goldfields Solar project, the Garden Plain wind project and other planned major maintenance.

During the three and six months ended June 30, 2021, the Company had additions of $119 million and $217 million, respectively. The additions mainly related to assets under construction for the coal-to-gas conversions, Windrise wind project, Sundance Unit 5 repowering project and other planned major maintenance expenditures. During the six months ended June 30, 2021, the Company completed the conversions of Keephills Unit 2, Sheerness Unit 1 and Sundance Unit 6.

During the three and six months ended June 30, 2022, the Company capitalized interest of $3 million and $4 million, respectively, (June 30, 2021 — $3 million and $8 million) to PP&E at a weighted average rate of 6.1 per cent (June 30, 2021 - 6.0 per cent).

Renewable Generation
The Company has begun its rehabilitation plan at the Kent Hills wind facilities which consists of dismantling all 49 remaining turbines, demolishing and removing all existing tower foundations, replacing them with newly-designed foundations, reassembling the wind turbine towers and generators, replacing the wind turbine that collapsed and testing each wind turbine generator before returning it to service. For the three and six months ended June 30, 2022, the Company has capitalized additions of $10 million.

In the first quarter of 2022, $16 million of costs, related to transmission infrastructure at the Windrise wind facility, were reclassified from Property, Plant and Equipment to Other Assets and will be amortized to net earnings (loss) over the useful life of the Windrise wind facility. In accordance with the asset transfer agreement, the ownership of these assets must be transferred to the transmission line owner upon completion of construction of the transmission infrastructure.

Gas Generation
On June 30, 2021, the Company closed the sale of the Pioneer Pipeline to ATCO Gas and Pipelines Ltd. ("ATCO") for the aggregate sale price of $255 million. The net cash proceeds to the Company from the sale of its 50 per cent interest, were approximately $128 million and the Company recognized a gain on sale of $31 million on the statement of earnings. In addition, as part of the transaction, the natural gas transportation agreement with the Pioneer Pipeline Limited Partnership was terminated which resulted in a gain of $2 million.

TRANSALTA CORPORATION F24

Notes to Condensed Consolidated Financial Statements
Energy Transition
During 2021, Keephills Unit 1 and Sundance Unit 5 were retired. Sundance Unit 4 was retired from service effective March 31, 2022.

During the six months ended June 30, 2022, there was a decrease in the decommissioning provision resulting from an increase in discount rates largely driven by increases in market benchmark rates. This resulted in a decrease in the related assets included in property, plant and equipment by $106 million. Refer to Note 17 for further details.

Refer to Note 5 for more details on asset impairments charges and reversals recognized during the three and six months ended June 30, 2022 and 2021.

15. Intangible Assets
The Company acquired a portfolio of wind development projects in the US in 2019. Upon moving forward with any of these projects, additional consideration may be payable on a project-by-project basis in the event a project achieves commercial operations prior to Dec. 31, 2025.

During the six months ended June 30, 2022, the Company recorded $16 million (June 30, 2021 — nil) of contingent consideration relating to US wind development projects. Additionally, the Company reclassified development costs of $3 million from Other Assets to Intangible Assets comprised of initial acquisition costs.
16. Other Assets
Other Assets includes a $45 million (Dec. 31, 2021 - $55 million) unsecured loan related to an advancement by the Company's subsidiary, Kent Hills Wind LP, of the net financing proceeds of the Kent Hills Wind Bond ("KH Bonds"), to its 17 per cent partner. During the second quarter of 2022, the Company received a repayment of $10 million which was required as part of the waiver and amendment made to the KH Bonds. In the second quarter of 2022, the loan receivable agreement was amended and its original maturity date of Oct. 2, 2022 was extended to October 2027, resulting in the classification of a portion of the loan receivable to non-current assets. The remaining terms of the original loan remain unchanged and it continues to bear interest at 4.55 per cent, with interest payable quarterly. No scheduled principal repayments are required until maturity. However, repayments may be required for amounts associated with foundation replacement capital expenditures as outlined in the amendment made to the KH Bonds.

In the first quarter of 2022, $16 million of costs related to transmission infrastructure at the Windrise wind facility were reclassified from Property, Plant and Equipment to Other Assets and will be amortized to net earnings (loss) over the useful life of the Windrise wind facility. Refer to Note 14 for further detail.

TRANSALTA CORPORATION F25

Notes to Condensed Consolidated Financial Statements
17. Decommissioning and Other Provisions
The change in decommissioning and other provision balances is as follows:

	Decommissioning and restoration	Other provisions	Total
Balance, Dec. 31, 2021	793	34	827
Liabilities settled	(14)	(12)	(26)
Accretion	19	—	19
Transfers	(2)	—	(2)
Revisions in estimated cash flows	12	6	18
Revisions in discount rates	(211)	—	(211)
Change in foreign exchange rates	2	—	2
Balance, June 30, 2022	599	28	627

	Decommissioning and restoration	Other provisions	Total
Balance, Dec. 31, 2021	793	34	827
Current portion	35	13	48
Non-current portion	758	21	779
Balance, June 30, 2022	599	28	627
Current portion	35	4	39
Non-current portion	564	24	588

During the three and six months ended June 30, 2022, the decommissioning and restoration provision was impacted as a result of increases in discount rates, largely driven by increases in market benchmark rates. On average, discount rates increased with rates ranging from 6.8 to 9.3 per cent as at June 30, 2022 (Dec. 31, 2021 — 3.6 to 6.5 per cent). Revisions in discount rates and revisions in estimated cash flows within the decommissioning and restoration provision include $106 million related to PP&E assets and $93 million related to retired assets recorded as an asset impairment reversal.

18. Credit Facilities and Long-Term Debt
The Company has $2 billion (Dec. 31, 2021 — $2 billion) of committed syndicated bank facilities and $0.2 billion of committed bilateral credit facilities, of which $1.0 billion was available as at June 30, 2022 (Dec. 31, 2021 — $1.3 billion) including the undrawn letters of credit. During the second quarter of 2022, the committed syndicated credit facilities were extended by one year to June 30, 2026 and the committed bilateral credit facilities were extended by one year to June 30, 2024. The undrawn credit facilities are the primary source for short-term liquidity after the cash flow generated from the Company's business. Interest rates on the credit facilities vary depending on the option selected (Canadian prime, bankers' acceptances, SOFR or US base rate, etc.) in accordance with a pricing grid that is standard for such facilities.

As at June 30, 2022, the Company was in compliance with all debt covenants.

Kent Hills Wind Bonds
In fourth quarter of 2021, the Company disclosed that events of default may have occurred under the trust indenture governing the terms of the KH Bonds. Accordingly, the Company classified the entire carrying value of the bond as current as at Dec. 31, 2021.

During the second quarter of 2022, the Company obtained a waiver and entered into a supplemental indenture that facilitated the rehabilitation of the Kent Hills 1 and 2 wind facilities. Upon obtaining the waiver, the Company has reclassified a portion of the total $212 million carrying value (face value $215 million) outstanding (Dec. 31, 2021 — $221 million) to non-current liabilities, with the exception of the scheduled principal repayments due within the next twelve months from June 30, 2022. In accordance with the supplemental indenture, Kent Hills Wind LP cannot make any distributions to its partners until the foundation replacement work has been completed.

TRANSALTA CORPORATION F26

Notes to Condensed Consolidated Financial Statements
The KH Bonds issued in October 2017, bear interest at 4.45 per cent, with principal and interest payable quarterly in blended payments until maturity on Nov. 30, 2033. The KH Bonds are secured by a first ranking charge over all of the assets of the issuer, Kent Hills Wind LP, which primarily includes the Kent Hills 1, 2 and 3 wind facilities, which at June 30, 2022, had a combined PP&E carrying value of $181 million (Dec. 31, 2021 — $182 million).

Restricted Cash
The Company has nil (Dec. 31, 2021 — $17 million) of restricted cash related to the Company's subsidiary, TransAlta OCP LP bond ("TransAlta OCP bonds"), which was required to be held in a debt service reserve account to fund scheduled debt repayments.

The Company also had $43 million (Dec. 31, 2021 — $53 million) of restricted cash related to the TEC Hedland PTY Ltd bond; reserves are required to be held under commercial arrangements and for debt service. Cash reserves may be replaced by letters of credit in the future.

19. Common Shares
A. Issued and Outstanding
 TransAlta is authorized to issue an unlimited number of voting common shares without nominal or par value.

	6 months ended June 30
	2022		2021
	Common shares (millions)	Amount	Common shares (millions)	Amount
Issued and outstanding, beginning of period	271.0	2,901	269.8	2,896
Purchased and cancelled under the NCIB	(1.4)	(15)	—	—
Effects of share-based payment plans	0.9	6	—	(3)
Stock options exercised	0.2	1	1.2	8
Issued and outstanding, end of period	270.7	2,893	271.0	2,901

B. Normal Course Issuer Bid Program
On May 24, 2022, the Toronto Stock Exchange (“TSX”) accepted the notice filed by the Company to renew its normal course issuer bid (“NCIB”) for a portion of its common shares. Pursuant to the NCIB, TransAlta may repurchase up to a maximum of 14,000,000 Common Shares, representing approximately 7.16% of its public float of common shares. Any common shares purchased under the NCIB will be cancelled. The period during which TransAlta is authorized to make purchases under the NCIB commences on May 31, 2022 and ends on May 30, 2023.

Shares purchased by the Company under the NCIB are recognized as a reduction to share capital equal to the average carrying value of the common shares. Any difference between the aggregate purchase price and the average carrying value of the common shares is recorded in deficit.

The following are the effects of the Company's purchase and cancellation of the common shares during the period:

As at	June 30, 2022	Dec. 31, 2021
Total shares purchased(1)	1,400,000	—
Average purchase price per share	$12.50	—
Total cost (millions)	$18	—
Weighted average book value of shares cancelled	$15	—
Amount recorded in deficit	$3	—
(1) As of May 25, 2022.

C. Dividends
On April 27, 2022, the Company declared a quarterly dividend of $0.05 per common share, payable on July 1, 2022.

TRANSALTA CORPORATION F27

Notes to Condensed Consolidated Financial Statements
On July 27, 2022, the Company declared a quarterly dividend of $0.05 per common share, payable on Oct. 1, 2022.

There have been no other transactions involving common shares between the reporting date and the date of completion of these unaudited interim condensed consolidated financial statements.

20. Preferred Shares
A. Issued and Outstanding
All preferred shares issued and outstanding are non-voting cumulative redeemable fixed or floating rate first preferred shares.

	June 30, 2022		Dec. 31, 2021
Series	Number of shares (millions)	Amount	Number of shares (millions)	Amount
Series A	9.6	235	9.6	235
Series B	2.4	58	2.4	58
Series C	10.0	243	11.0	269
Series D	1.0	26	—	—
Series E	9.0	219	9.0	219
Series G	6.6	161	6.6	161
Issued and outstanding, end of period	38.6	942	38.6	942

On June 16, 2022, the Company announced that that 1,044,299 of its 11,000,000 currently outstanding Cumulative Redeemable Rate Reset First Preferred Shares, Series C (“Series C Shares”) were tendered for conversion, on a one-for-one basis, into Cumulative Redeemable Floating Rate First Preferred Shares, Series D (“Series D Shares”) after having taken into account all election notices following the June 15, 2022 conversion deadline.

B. Dividends
On April 27, 2022, the Company declared a quarterly dividend of $0.17981 per share on the Series A preferred shares, $0.16505 per share on the Series B preferred shares, $0.25169 per share on the Series C preferred shares, $0.32463 per share on the Series E preferred shares, and $0.31175 per share on the Series G preferred shares, all payable on June 30, 2022.

On July 27, 2022, the Company declared a quarterly dividend of $0.17981 per share on the Series A preferred shares, $0.22099 per share on the Series B preferred shares, $0.36588 per share on the Series C preferred shares, $0.28841 per share on the Series D preferred shares, $0.32463 per share on the Series E preferred shares and $0.31175 per share on the Series G preferred shares, payable on Sept. 30, 2022.

21. Commitments and Contingencies
A. Commitments

For the significant commitments and contingencies outstanding, refer to Note 36 of the 2021 annual consolidated financial statements. The Company has entered into the following material contractual commitments, as at June 30, 2022:

During the second quarter of 2022, the Company entered into an engineering, procurement and construction agreement for approximately $37 million (AU$41 million) related to the Mount Keith 132kV Expansion Project.

TRANSALTA CORPORATION F28

Notes to Condensed Consolidated Financial Statements
In the second quarter of 2022, the Company entered into agreements for $86 million for the rehabilitation efforts at the Kent hills 1 and 2 wind facilities.

The Company has not incurred any other material contractual commitments, either directly or through its interests in joint operations during 2022.

B. Contingencies
TransAlta is occasionally named as a party in various claims and legal and regulatory proceedings that arise during the normal course of its business. TransAlta reviews each of these claims, including the nature of the claim, the amount in dispute or claimed and the availability of insurance coverage. There can be no assurance that any particular claim will be resolved in the Company’s favour or that such claims may not have a material adverse effect on TransAlta. Inquiries from regulatory bodies may also arise in the normal course of business, to which the Company responds as required. For the current material outstanding contingencies, please refer to Note 36 of the 2021 audited annual consolidated financial statements. Material changes to the contingencies have been described below.

Hydro Power Purchase Arrangement Emission Performance Credits
The Balancing Pool is claiming entitlement to the emission performance credits ("EPCs") earned by the Alberta Hydro facilities as a result of TransAlta opting those facilities into the Carbon Competitiveness Incentive Regulation and Technology Innovation and Emissions Reduction Regulation from 2018-2020 inclusive. The Balancing Pool claims ownership of the EPCs because it believes the change-in-law provisions under the Hydro PPA require the EPCs to be passed through to the Balancing Pool. TransAlta has not received any benefit from the EPCs nor from any purported change in law and believes that the Balancing Pool has no rights to these credits. An arbitration has commenced and the hearing is scheduled for Feb. 6 to 10, 2023. TransAlta holds approximately 1.75 million EPCs with no recorded book value that were created between 2018-2020, which are at risk as a result of the Balancing Pool's claim.

Keephills 1 Stator Force Majeure
The Balancing Pool and ENMAX Energy Corporation ("ENMAX") were seeking to set aside an arbitration award on the basis that they did not receive a fair hearing. The Alberta Court of Queen’s Bench dismissed the Balancing Pool and ENMAX’s allegations of unfairness on June 26, 2019. The Balancing Pool and ENMAX, appealed this decision to the Court of Appeal, which was heard on Jan. 27, 2022.

On June 9, 2022, the Court of Appeal released a unanimous decision dismissing ENMAX and the Balancing Pool's application. The Court of Appeal upheld the Company’s claim of force majeure that arose when its Keephills 1 generating unit tripped offline in 2013. As a result of the decision, the Company’s claim of force majeure remains valid and the associated costs of the force majeure event will not be reassessed against TransAlta. ENMAX and the Balancing Pool have until Aug. 8, 2022 to file an application at the Supreme Court of Canada for permission to appeal the Court of Appeal's decision.

Sarnia Outages
The Sarnia cogeneration facility experienced three separate events between May 19, 2021 and June 9, 2021 that resulted in steam interruptions to its industrial customers. As a result, the customers have submitted claims for liquidated damages. Steam supply disruptions of this nature are atypical and infrequent at the Sarnia cogeneration facility. A root cause failure analysis was completed for the three outages, which concluded that all three outages were within TransAlta (SC) LP’s control. As such, liquidated damages previously included in contract liabilities in the amount of $12 million have been paid by TransAlta (SC) LP in the second quarter of 2022.

There have been no other material updates to any of the contingencies in the three and six month periods ended June 30, 2022.

TRANSALTA CORPORATION F29

Notes to Condensed Consolidated Financial Statements
22. Segment Disclosures
A. Description of Reportable Segments
The Company has six reportable segments as described in Note 1.

The following tables provide each segment's results in the format that the CODM reviews the Company's segments to make operating decisions and assess performance. The tables below show the reconciliation of the total segmented results and adjusted EBITDA to the statement of earnings (loss) reported under IFRS. Prior periods have been adjusted for comparable purposes.

For internal reporting purpose, the earnings information from the Company's investment in the Skookumchuck wind facility has been presented in the Wind and Solar segment on a proportionate basis. Information on a proportionate basis reflects the Company's share of Skookumchuck's statement of earnings on a line-by-line basis. Proportionate financial information is not and is not intended to be, presented in accordance with IFRS. Under IFRS, the investment in Skookumchuck has been accounted for as a joint venture using the equity method.

TRANSALTA CORPORATION F30

Notes to Condensed Consolidated Financial Statements
B. Reported Adjusted Segment Earnings (Loss) and Segment Assets
Reconciliation of Adjusted EBITDA to Earnings (Loss) Before Income Tax

	Attributable to common shareholders
3 months ended June 30, 2022	Hydro	Wind & Solar(1)	Gas(2)	Energy Transition(3)	Energy Marketing	Corporate	Total	Equity accounted investments(1)	Reclass Adjustments	IFRS Financials
Revenues	105	96	127	96	36	1	461	(3)	—	458
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	—	15	128	—	(56)	—	87	—	(87)	—
Realized gain (loss) on closed exchange positions	—	—	(10)	—	75	—	65	—	(65)	—
Decrease in finance lease receivable	—	—	11	—	—	—	11	—	(11)	—
Finance lease income	—	—	6	—	—	—	6	—	(6)	—
Unrealized foreign exchange (gain) loss on commodity	—	—	—	—	2	—	2	—	(2)	—
Adjusted revenues	105	111	262	96	57	1	632	(3)	(171)	458
Fuel and purchased power	6	6	147	71	—	1	231	—	—	231
Reclassifications and adjustments:
Australian interest income	—	—	(1)	—	—	—	(1)	—	1	—
Adjusted fuel and purchased power	6	6	146	71	—	1	230	—	1	231
Carbon compliance	—	1	12	(4)	—	—	9	—	—	9
Gross margin	99	104	104	29	57	—	393	(3)	(172)	218
OM&A	10	15	45	17	7	23	117	—	—	117
Taxes, other than income taxes	1	4	4	1	—	—	10	(1)	—	9
Net other operating income	—	(10)	(10)	—	—	—	(20)	—	—	(20)
Reclassifications and adjustments:
Insurance recovery	—	7	—	—	—	—	7	—	(7)	—
Adjusted net other operating income	—	(3)	(10)	—	—	—	(13)	—	(7)	(20)
Adjusted EBITDA(4)	88	88	65	11	50	(23)	279
Equity income										2
Finance lease income										6
Depreciation and amortization										(115)
Asset impairment reversal										24
Net interest expense										(62)
Foreign exchange gain										9
Gain on sale of assets and other										2
Loss before income taxes										(22)
(1) The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2) Includes the segments previously known as Australian Gas and North American Gas and the gas generation assets from the segment previously known as Alberta Thermal.
(3) Includes the segment previously known as Centralia and the coal generation assets from the segment previously known as Alberta Thermal.
(4) Adjusted EBITDA is not defined and have no standardized meaning under IFRS.

TRANSALTA CORPORATION F31

Notes to Condensed Consolidated Financial Statements

3 months ended June 30, 2021	Hydro	Wind & Solar(1)	Gas(2)	Energy Transition(3)	Energy Marketing	Corporate	Total	Equity accounted investments(1)	Reclass Adjustments	IFRS Financials
Revenues	114	79	287	101	38	4	623	(4)	—	619
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	—	(4)	(28)	23	(4)	—	(13)	—	13	—
Realized gain (loss) on closed exchange positions	—	—	1	—	16	—	17	—	(17)	—
Decrease in finance lease receivable	—	—	10	—	—	—	10	—	(10)	—
Finance lease income	—	—	6	—	—	—	6	—	(6)	—
Adjusted revenues	114	75	276	124	50	4	643	(4)	(20)	619
Fuel and purchased power(4)	6	3	110	92	—	4	215	—	—	215
Reclassifications and adjustments:
Australian interest income	—	—	(1)	—	—	—	(1)	—	1	—
Mine depreciation	—	—	(26)	(24)	—	—	(50)	—	50	—
Coal inventory write-down	—	—	—	(3)	—	—	(3)	—	3	—
Adjusted fuel and purchased power	6	3	83	65	—	4	161	—	54	215
Carbon compliance	—	—	32	10	—	—	42	—	—	42
Gross margin	108	72	161	49	50	—	440	(4)	(74)	362
OM&A(4)	11	15	45	46	7	24	148	—	—	148
Reclassifications and adjustments:
Parts and materials write-down	—	—	(2)	(23)	—	—	(25)	—	25	—
Adjusted OM&A	11	15	43	23	7	24	123	—	25	148
Taxes, other than income taxes	1	2	4	2	—	—	9	(1)	—	8
Net other operating income	—	—	(10)	(1)	—	—	(11)	—	—	(11)
Adjusted EBITDA(5)	96	55	124	25	43	(24)	319
Equity income										2
Finance lease income										6
Depreciation and amortization										(123)
Asset impairment charge										(16)
Net interest expense										(60)
Foreign exchange gain										14
Gain on sale of assets and other										32
Earnings before income taxes										72
(1) The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2) Includes the segments previously known as Australian Gas and North American Gas and the gas generation assets from the segment previously known as Alberta Thermal. Refer to Note 1 for further details.
(3) Includes the segment previously known as Centralia and the coal generation assets from the segment previously known as Alberta Thermal.
(4) During the three months ended June 30, 2021, $3 million related to station service costs for the Hydro segment were reclassified from OM&A to fuel and purchased power for comparative purposes. This did not impact previously reported net earnings.
5) Adjusted EBITDA is not defined and has no standardized meaning under IFRS.

TRANSALTA CORPORATION F32

Notes to Condensed Consolidated Financial Statements

6 months ended June 30, 2022	Hydro	Wind & Solar(1)	Gas(2)	Energy Transition(3)	Energy Marketing	Corporate	Total	Equity accounted investments(1)	Reclass Adjustments	IFRS Financials
Revenues	182	191	561	202	62	2	1,200	(7)	—	1,193
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	—	28	(34)	11	(46)	—	(41)	—	41	—
Realized gain (loss) on closed exchange positions	—	—	(7)	—	65	—	58	—	(58)	—
Decrease in finance lease receivable	—	—	22	—	—	—	22	—	(22)	—
Finance lease income	—	—	11	—	—	—	11		(11)	—
Adjusted revenues	182	219	553	213	81	2	1,250	(7)	(50)	1,193
Fuel and purchased power	10	14	278	165	—	2	469	—	—	469
Reclassifications and adjustments:
Australian interest income	—	—	(2)	—	—	—	(2)	—	2	—
Adjusted fuel and purchased power	10	14	276	165	—	2	467	—	2	469
Carbon compliance	—	1	30	(3)	—	—	28	—	—	28
Gross margin	172	204	247	51	81	—	755	(7)	(52)	696
OM&A	21	31	89	33	14	41	229	—	—	229
Taxes, other than income taxes	2	6	8	2	—	—	18	(1)	—	17
Net other operating income	—	(17)	(20)	—	—	—	(37)	—	—	(37)
Reclassifications and adjustments:
Insurance recovery	—	7	—	—	—	—	7	—	(7)	—
Adjusted net other operating income	—	(10)	(20)	—	—	—	(30)	—	(7)	(37)
Adjusted EBITDA(4)	149	177	170	16	67	(41)	538
Equity income										4
Finance lease income										11
Depreciation and amortization										(232)
Asset impairment reversal										66
Net interest expense										(129)
Foreign exchange gain										11
Gain on sale of assets and other										2
Earnings before income taxes										220
(1) The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2) Includes the segments previously known as Australian Gas and North American Gas and the gas generation assets from the segment previously known as Alberta Thermal.
(3) Includes the segment previously known as Centralia and the coal generation assets from the segment previously known as Alberta Thermal.
(4) Adjusted EBITDA is not defined and have no standardized meaning under IFRS.

TRANSALTA CORPORATION F33

Notes to Condensed Consolidated Financial Statements

6 months ended June 30, 2021	Hydro	Wind & Solar(1)	Gas(2)	Energy Transition(3)	Energy Marketing	Corporate	Total	Equity accounted investments(1)	Reclass Adjustments	IFRS Financials
Revenues	203	170	553	240	99	5	1,270	(9)	—	1,261
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	—	1	(51)	29	(12)	—	(33)	—	33	—
Realized gain (loss) on closed exchange positions	—	—	1	—	28	—	29	—	(29)	—
Decrease in finance lease receivable	—	—	20	—	—	—	20	—	(20)	—
Finance lease income	—	—	13	—	—	—	13	—	(13)	—
Adjusted revenues	203	171	536	269	115	5	1,299	(9)	(29)	1,261
Fuel and purchased power(4)	9	7	218	221	—	5	460	—	—	460
Reclassifications and adjustments:
Australian interest income	—	—	(2)	—	—	—	(2)	—	2	—
Mine depreciation	—	—	(53)	(52)	—	—	(105)	—	105	—
Coal inventory write-down	—	—	—	(11)	—	—	(11)	—	11	—
Adjusted fuel and purchased power	9	7	163	158	—	5	342	—	118	460
Carbon compliance	—	—	71	21	—	—	92	—	—	92
Gross margin	194	164	302	90	115	—	865	(9)	(147)	709
OM&A(4)	19	28	87	69	17	32	252	(1)	—	251
Reclassifications and adjustments:
Parts and materials write-down	—	—	(2)	(23)	—	—	(25)	—	25	—
Adjusted OM&A	19	28	85	46	17	32	227	(1)	25	251
Taxes, other than income taxes	2	5	7	4	—	—	18	(1)	—	17
Net other operating income	—	—	(20)	(1)	—	—	(21)	—	—	(21)
Adjusted EBITDA(5)	173	131	230	41	98	(32)	641
Equity income										4
Finance lease income										13
Depreciation and amortization										(272)
Asset impairment charge										(45)
Net interest expense										(123)
Foreign exchange gain										21
Gain on sale of assets and other										33
Earnings before income taxes										93
(1) The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2) Includes the segments previously known as Australian Gas and North American Gas and the gas generation assets from the segment previously known as Alberta Thermal. Refer to Note 1 for further details.
(3) Includes the segment previously known as Centralia and the coal generation assets from the segment previously known as Alberta Thermal.
(4) During the six months ended June 30, 2021, $5 million related to station service costs for the Hydro segment was reclassified from OM&A to fuel and purchased power for comparative purposes. This did not impact previously reported net earnings.
5) Adjusted EBITDA is not defined and has no standardized meaning under IFRS.

TRANSALTA CORPORATION F34

Notes to Condensed Consolidated Financial Statements
Depreciation and Amortization on the Condensed Consolidated Statements of Cash Flows
The reconciliation between depreciation and amortization reported on the condensed consolidated statements of earnings (loss) and the condensed consolidated statements of cash flows is presented below:

	3 months ended June 30		6 months ended June 30
	2022	2021	2022	2021
Depreciation and amortization expense on the condensed consolidated statements of earnings (loss)	115	123	232	272
Depreciation included in fuel and purchased power (Note 4)	—	50	—	105
Depreciation and amortization on the condensed consolidated statements of cash flows	115	173	232	377

TRANSALTA CORPORATION F35